

Mail Stop 4546

March 23, 2017

Via E-mail
Mr. Michael Bumby
Chief Financial Officer
Merus Labs International Inc.
100 Wellington St. West
Suite 2110, P.O. Box 151
Toronto, Ontario
Canada M5K 1H1

> **Re: Merus Labs International Inc.**
> **Form 40-F for the Year Ended September 30, 2016**
> **Filed December 29, 2016**
> **File No. 000-30082**

Dear Mr. Bumby:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Healthcare and Insurance